IMMUNOGEN, INC.

830 Winter Street

Waltham, MA 02451

May 9, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Suzanne Hayes, Assistant Director

Ada Sarmento

Re:                             ImmunoGen, Inc.

Registration Statement on Form S-3
                                                Filed on March 3, 2017, as amended on May 5, 2017

File No. 333-216438

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, ImmunoGen, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Thursday, May 11, 2017, at 5:00 p.m., EDT, or as soon as thereafter practicable.

Any questions should be addressed to Daniel T. Kajunski, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, MA 02111, telephone (617) 348-1715.

Thank you for your attention to this matter.

Very truly yours,

ImmunoGen, Inc.

/s/ Mark J. Enyedy
Mark J. Enyedy
President and Chief Executive Officer

cc:                                Securities and Exchange Commission

Suzanne Hayes, Assistant Director

Ada Sarmento

ImmunoGen, Inc.

David B. Johnston

Craig Barrows

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel T. Kajunski, Esq.